Mail Stop 4561
Via fax (972) 577-6790

May 15, 2007

Russell Freeman
Vice President and Chief Financial Officer
Perot Systems Corporation
2300 West Plano Parkway
Plano, Texas 75075

> **Re: Perot Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-14773**

Dear Mr. Freeman:

We have reviewed your response letter dated April 24, 2007 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 18. Earnings Per Common Share, page F-38

1.	Please refer to comment 2 in our letter dated April 10, 2007. While we acknowledge your response that the holders of Class B common stock have substantially the same rights as the holders of Class A common stock (with the exception of voting), we believe that basic and diluted earnings per share are required for each class of common stock pursuant to paragraph 61 of SFAS 128 and you should revise your disclosure and your presentation on page F-4 in future filings to explain and present basic and diluted earnings per share for both your Class A and Class B common stock. For Class A common stock, you should provide the most dilutive of either the two-class method or the if-converted method for diluted earnings per share and for your Class B common stock, you should provide diluted earnings per share using the two-class method.

Additionally, your footnote disclosure should clearly state how the numerators and denominators were determined in computing basic and diluted earnings per share for each class of common stock. Please revise future filings to incorporate these changes.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief